                                            Filed Pursuant to Rule No. 424(b)(1)
                                                      Registration No. 333-33236

PROSPECTUS

                                3,600,800 SHARES

                               WAVE SYSTEMS CORP.

                              CLASS A COMMON STOCK

    This prospectus relates to 3,600,800 shares of Class A Common Stock, par value $.01 per share, of Wave Systems Corp. We are registering these shares on behalf of certain stockholders, to be offered and sold by them from time to time. We are not selling any of these shares and will not receive any proceeds from the sale of these shares. Our Class A common stock trades on the Nasdaq National Market under the symbol "WAVX". The last reported sales price of our Stock on March 30, 2000 was $38.00 per share.

                            ------------------------

       INVESTING IN OUR CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 5

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

                            ------------------------

                   The date of this prospectus is March 31, 2000.

    YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL INFORMATION OR INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR AN INVITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ITS DATE, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE CLASS A COMMON STOCK; CHANGES MAY HAVE OCCURRED SINCE.

    We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products. Embassy-TM-, WaveMeter-Registered Trademark-, WaveNet-Registered Trademark-, Great Stuff Network-TM-, Second Shift-TM- (the Wave juggler logo), WaveCommerce-TM-, Wave Interactive Network-TM-, WINPublish-TM-, WINPurchase-TM-, CablePC-TM-, WaveDirect-TM-, MyPublish-TM-, CharityWave-TM- and N*Click -TM- are trademarks or registered trademarks used by us. All other trademarks and tradenames referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THE FOLLOWING IS A SUMMARY, AND SHOULD BE READ AS SUCH. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL INFORMATION AND STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS".

Our Business.........................  Wave Systems Corp. offers powerful, next-generation solutions for electronic commerce, making the process
                                       easier, versatile, and more secure for consumers as well as business-to-business applications. We are involved in the
                                       research, development, and market testing of the Wave
                                       System, which performs the buying transactions in a range of consumer electronic devices, including computers, personal digital assistants, and interactive televisions, for the use of electronic content and services in a secure, trusted
                                       environment. Electronic content and services refers to any data, graphic, software, video or audio sequence that can be digitally transmitted or stored, as well as access to
                                       services such as broadcast or telecommunications services.
                                       Examples include archived newspaper and magazine articles, on-line books, music selections, clip-art, photographs and video games. Under our model, electronic content and service providers use the Wave System to allow consumers to purchase one-time, multiple or permanent use of their content or
                                       service, using a wide range of payment models including
                                       rental, pay-for-use, or outright purchase, much like a phone card or a pay-per-view cable system. We believe that the
                                       Wave System can fundamentally change today's centralized
                                       e-commerce model by creating a de-centralized distribution and security system under which consumers will be able to
                                       make individual purchases of images, text, music or video, or make use of software, all from the consumer's computer or other interactive device. This means that content and
                                       services can be consumed with more efficient and flexible
                                       pricing, broader distribution opportunities, greater
                                       protection against unauthorized usage and with better
                                       privacy protection of the consumer's sensitive information.

Our Market...........................  Our long-term strategy is to achieve broad market acceptance of the Wave System as a standard platform for the secure
                                       delivery of electronic content and services and to build a network of services for this platform. The growth of
                                       e-commerce is creating consumer demand for a powerful
                                       merchandising interface at the point of purchase, whether in the office or at home. The business world is creating new
                                       customer and supplier value chains which require new
                                       approaches to the protection of information and content
                                       which flows over public, shared networks. Content providers seek a system that will allow consumers to pay royalties
                                       easily and quickly for usage while allowing both customized and broad, inexpensive distribution. Consumers in turn seek enhanced control of their individual privacy and secure
                                       storage of sensitive information. Our creation of the
                                       trusted client model allows important new approaches to
                                       addressing issues regarding the authentication of
                                       identities, the protection of content and services, and the distribution of electronic commerce transactions. These
                                       three capabilities are key to building a network of
                                       end-users and conducting e-commerce transactions.

Our Product..........................  The Wave System consists of an EMBedded Application Security
                                       SYstem in consumer devices that provides a core hardware and software foundation for consumers to purchase electronic
                                       content and access services on a flexible purchase basis.
                                       The EMBASSY platform is a programmable, low cost "system
                                       within a system" that can perform independent transactions such as meter pay-per-use of electronic content, store
                                       sensitive information such as identities, credit information and account balances, and run secure applications for
                                       pay-per-use access to software. The EMBASSY platform is an open model based on security hardware originally designed
                                       for use with "smart cards" that can be integrated into
                                       personal computers and peripherals, interactive televisions or used as independent components. The WaveMeter application running in the EMBASSY platform allows e-commerce
                                       transactions to occur without the expense of a real-time
                                       network connection for every transaction. We have started
                                       production of a software version of the WaveMeter
                                       application that offers many of the features of the hardware version. The WaveMeter server enables electronic content
                                       owners to securely sell usage of their intellectual property from a Web site. This secure electronic content delivery
                                       service, offered through the WaveMeter server, does not
                                       require either the consumer or the publisher to install any additional hardware or software. The EMBASSY securely stores electronic funds and transaction information about the usage of electronic content to be transmitted securely to a
                                       WaveNet central transaction processing center periodically.
                                       The WaveNet application manages electronic codes for
                                       scrambling and unscrambling electronic content, processes
                                       credit and usage charges, automatically obtains credit
                                       authorization, calculates royalty distributions, and provide user and usage data to electronic content owners. The Wave
                                       System is designed to be compatible with existing content
                                       delivery systems, such as CD-ROMs and the Internet. Using
                                       these Wave-enabled distribution systems, electronic content providers can distribute their products in a secure format and offer them for sale through the EMBASSY platform, which in turn allows consumers to purchase and access the
                                       electronic content when desired.

Our Partners.........................  We are pursuing strategic relationships to build new ways of distributing electronic content and services with electronic content providers, network companies, and hardware
                                       manufacturers. We have attracted other companies to port
                                       their applications and services to the Wave System and its
                                       EMBASSY platform, which we believe will in turn increase the value of the system to other potential partners. During 1998 and 1999, we established relationships with RSA Data
                                       Security, NEC Technologies, Pollex Technology,
                                       Hewlett-Packard's VerSecure division, Sun Microsystems,
                                       SMSC, ITE, IGST, Sarnoff Corp., Hauppauge Computer Systems,
                                       Compaq Computer, National Semiconductor,

                                       KiSS Nordic, Cyber-COMM, Lego Media and WavePhore. In 2000,
                                       we hope to expand the number of commitments from hardware
                                       manufacturers, including personal computer manufacturers,
                                       peripheral companies and other companies involved in
                                       e-commerce.

    We are incorporated in Delaware, and we were known previously as Indata Corp. and Cryptologics International, Inc. We changed our name to Wave Systems Corp. in January 1993. Our principal executive offices are located at 480 Pleasant Street, Lee, Massachusetts 01238, and our telephone number is
(413) 243-1600.

                                  RISK FACTORS

WE HAVE A HISTORY OF NET LOSSES AND EXPECT NET LOSSES TO CONTINUE. IF WE CONTINUE TO LOSE MONEY, OUR OPERATIONS WILL NOT BE FINANCIALLY VIABLE.

    We have experienced significant losses and negative cash flow from operations since our inception. We have not realized a net operating profit in any quarter since we began our operations. As of December 31, 1999, we had a deficit accumulated during the development stage of approximately $93.3 million and working capital of approximately $4.8 million. Our limited operating history offers little information to serve as a basis for evaluating us and our long-term prospects. You should consider our prospects in light of the risks, expenses and difficulties that companies in their earlier stage of development encounter, particularly companies in new and rapidly evolving markets, such as online commerce.

    To achieve profitability we must, among other things:

    - Convince personal computer manufacturers and distributors of movies, games, financial information and other digital data and electronic content over the Internet to modify their offerings to be used with our products and services;

    - Convince consumers to choose to order, purchase and accept products using our products and services;

    - Assemble and maintain the necessary resources, especially talented software programmers;

    - Develop partnerships to maximize acceptance of our products and services; and

    - Raise additional capital if necessary to support our operations.

    If we do not succeed in these objectives, our business likely will be materially and adversely affected. We may never achieve, or be able to sustain, profitability.

WE MAY NOT BE ABLE TO FUND OUR OPERATIONS.

    Since we began our operations, we have incurred net losses and experienced significant negative cash flow from operations. Based on our current operating plan, we believe we have adequate cash to fund our operations through at least the end of 2000. However, our actual cash requirements may exceed what we have anticipated and we may run out of money. We do not know if additional financing will be available or that, if available, it will be available on favorable terms. If we issue additional shares of our stock, our stockholders' ownership may be diluted, or the shares issued may have rights, preferences or privileges senior to those of our common stock. If we do not have enough money, we may be unable to continue our operations, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures.

IF WE ARE UNABLE TO DEVELOP A MARKET FOR OUR PRODUCTS AND SERVICES, OUR BUSINESS WILL SUFFER.

    The market for our services is still immature and is evolving rapidly. Our business will suffer if the market does not accept our products and services. Demand for our products and services could drop if:

    - providers of products or information in electronic form over the Internet or personal computer manufacturers refuse to modify their offerings so that they may be used with our products and service;

    - providers of products or information in electronic form over the Internet refuse to change their business model to allow end-users to use our technology;

    - consumers don't choose to use our technology; or

    - competitors develop superior products or services.

    To be successful, we must, among other things, prove that our technology works and complete its development, respond to any competitive developments, continue to attract, retain and motivate qualified personnel, and market our technology effectively. We have only recently begun introducing our technology to the market.

    Our technologies have not been accepted as standards. To be successful, we must obtain widespread acceptance of our technologies, or modify our products and services to meet whatever industry standards ultimately develop. If we fail to do either, our business will suffer.

    An increasing number of market entrants have introduced or are developing competing products and services for delivering and receiving payment for products or information in electronic form over the Internet. Critical issues concerning the Internet remain unresolved and may limit the growth of this type of commerce. Delays in the deployment of improvements to the infrastructure for Internet access, including higher speed modems and other access devices, also could hinder the development of the Internet.

    For all of these reasons, it remains uncertain whether commerce over the Internet will continue to grow, our technologies will be generally accepted as a standard model of this type of commerce, or a significant market for our products and services will emerge.

OUR BUSINESS WILL NOT GROW IF WE DO NOT KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES.

    Because the market in which we operate is characterized by rapidly changing technology and frequent new product introductions, our success will depend, among other things, upon our ability to improve our products, to develop and introduce new products and services that keep pace with technological developments, to respond to evolving customer requirements and to achieve market acceptance. If we do not identify, develop, manufacture, market and support new products and deploy new services successfully, our business will not grow and our financial results will suffer.

OUR BUSINESS WILL SUFFER IF OUR TECHNOLOGIES ARE NOT COMPATIBLE WITH POPULAR MODES OF DELIVERY OF PRODUCTS AND INFORMATION IN ELECTRONIC FORM.

    We believe that our system is adaptable to most present modes for the delivery of products and information in electronic form, such as on CD-ROMs, over the Internet and through telecommunications devices. However, these modes of delivery of products and information in electronic form may be replaced by other distribution technologies that are not compatible with our technology.

    The Internet, and online commerce over the Internet, are at an early stage of development and are rapidly evolving. While the Internet is expected to experience substantial growth in the number of users and amount of traffic, Internet infrastructure may not continue to support the increasing demands placed on it by this growth. Break-downs and slow-downs in Internet traffic may slow expansion of its use. Further, the costs of use of the Internet could increase to a degree that reduces its attraction as a platform for electronic commerce.

    Adequate Internet infrastructure and increased online commerce are necessary for us to succeed. If the Internet infrastructure and complementary services are unable to support growth, our business will not grow.

PROBLEMS RELATING TO SECURITY, SYSTEM DISRUPTIONS AND COMPUTER INFRASTRUCTURE COULD NEGATIVELY AFFECT OUR BUSINESS AND THE BUSINESS OF OUR CUSTOMERS.

    Although we have implemented in our products various security mechanisms, our products and services may nevertheless be vulnerable to break-ins, piracy and similar disruptive problems caused by Internet users. Any of these disruptions would harm our business. Advances in computer capabilities, new discoveries in the field of security, or other developments may result in a compromise or breach of the technology we use to protect products and information in electronic form. Computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of users of our products, which may result in significant liability to us and may also deter potential customers.

    The security, piracy and privacy concerns of existing and potential customers and electronic content providers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace generally, and our customer base and revenues in particular. A party who is able to circumvent our security measures could misappropriate proprietary electronic content or cause interruptions in our operations and those of our strategic partners. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches. Our attempts to implement contracts which limit our liability to our customers, including liability arising from a failure of security features contained in our products and services, may not be enforceable. We currently do not have product liability insurance to protect against these risks.

COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR BUSINESS.

    Our competitors may be able to develop products and services that are more attractive to customers than our products and services. Many of our competitors and potential competitors have substantially greater financial and technical resources, greater name recognition and more extensive customer bases that could be used to gain market share or product acceptance.

    The Wave System competes with conventional information delivery systems, such as on-line services, subscription services on CD-ROM, and services on the Internet. We are also aware of other metering systems which compete directly with the Wave System, and other current and evolving technologies that provide some of its functionality. The Wave System is subject to competition from producers of hardware-based controllers. We compete with producers of software unlocking systems such as Rainbow Technologies, Inc. and Portland Software. In addition to small companies dedicated to specific solutions, many large information industry players are forming alliances and attempting to take advantage of the information delivery options offered by the Internet. The Wave System also competes with electronic commerce payment technologies developed and offered by IBM infoMarket Service, Broadvision Inc., Connect, Inc.,
CyberCash, Inc., DigiCash and Open Market, Inc.

    Other companies have developed or are developing technologies that are, or may become, the basis for competitive products in the field of electronic content distribution. Some of those technologies may have an approach or means of processing that is entirely different from ours. Existing or new competitors may develop products that are superior to ours or that otherwise achieve greater market acceptance than ours.

IF WE DO NOT SUCCESSFULLY DEVELOP AND MAINTAIN OUR RELATIONSHIPS WITH STRATEGIC PARTNERS, OUR REVENUES COULD GROW MORE SLOWLY THAN EXPECTED.

    We depend upon strategic partners in our efforts to establish an installed base of WaveMeters sufficient to convince content providers to use the Wave System for delivery of their content. We are dependent upon semiconductor companies to manufacture functioning WaveMeters in sufficient numbers and at a low enough cost to enable us to convince manufacturers of personal computers to incorporate WaveMeters. We are dependent upon electronic content owners to modify their products to be used with the WaveMeters. These partners may choose not to use our technology and could develop or market products or technologies that compete directly with us. We cannot predict whether these third parties will commit the resources necessary to achieve broad-based commercial acceptance of our technology. Any delay in the use of our technology by these partners could have a material adverse impact on the commercial acceptance of our systems. We have no binding commitments from many of our strategic partners, and there can be no assurance that we will enter into definitive agreements or that the terms of such agreements will be satisfactory.

PRODUCT DEFECTS, DEVELOPMENT OR MANUFACTURING DELAYS MAY HARM OUR BUSINESS.

    We may experience delays in the development of our products or the software, hardware and computing systems underlying our services. In addition, despite testing by us and potential customers, it is possible that our products may nevertheless contain errors. These development delays or errors could have a material adverse effect on our business. Also, manufacturing delays or our ability to procure products on a timely basis may limit our ability to sell products.

IF WE LOSE OUR KEY PERSONNEL, OR FAIL TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR BUSINESS AND GROWTH MAY SUFFER.

    We believe that our future success depends upon the continued service of our key technical and management personnel and on our ability to attract and retain highly skilled technical, management, sales and marketing personnel. We are particularly dependent on the skills and contributions of several key individuals, including Peter J. Sprague and Steven Sprague, each of whom may voluntarily terminate their employment with Wave at any time and whose departure would have a material adverse effect on our business. We do not have "key person" life insurance policies on any of our employees. Our industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that our current employees will continue to work for us or that we will be able to hire any additional personnel necessary for our growth. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these employees is intense and increasing. We may not be able to attract, assimilate or retain qualified technical and managerial personnel in the future, and the failure of us to do so would have a material adverse effect on our business.

WE HAVE A LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND OTHERS COULD INFRINGE ON OR MISAPPROPRIATE OUR PROPRIETARY RIGHTS.

    Our success depends, in part, on our ability to enjoy or obtain protection for our products and technologies under United States and foreign patent laws, copyright laws and other intellectual property laws and to preserve our trade secrets. We cannot assure you that issued patents owned or licensed by us will provide us with adequate protection or will not be challenged, invalidated, infringed or circumvented.

    We rely on trade secrets and proprietary know-how, which we protect, in part, by confidentiality agreements with our employees and contract partners. However, our confidentiality agreements may be breached and we may not have adequate remedies for these breaches. Our trade secrets may also otherwise become known or be independently discovered by competitors. We also rely on copyrights to prevent the unauthorized duplication of our software and hardware products. While we have and will continue to protect our software and our copyright interests, copyright laws may not adequately protect our technology. We have submitted three trademark registrations and intend to apply for additional name and logo marks in the United States and foreign jurisdictions, as appropriate, but we cannot assure you that federal registration of any of these trademarks will be granted.

CLAIMS THAT OUR TECHNOLOGY MAY INFRINGE PROPRIETARY RIGHTS OF THIRD PARTIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

    We are aware of four United States patents, each of which has some claim that is similar to some of the claims we have licensed under the patent discussed above. Based upon what we currently know, some of the claims of each of these patents cover certain material aspects of our technology. Therefore, the commercialization of our technology is subject to the rights of the holder of these patents unless we are able to invalidate or license such claims. Also, the holder of these patents or its licensees could seek to invalidate the claims of the patent which we have licensed and therefore be able to commercialize a technology similar to our technology. We can give no assurance that we would be successful in invalidating such claims or, in turn, avoid having our claims invalidated. Any proceeding involving the validity of these patents would be protracted and costly. If these other four patents are not invalid insofar as their claims relate to our technology, then we would require a license from the holder of these patents to commercialize our technology. Due to the uncertainty as to whether these other patents could be proved to be invalid, we have engaged in preliminary negotiations with the patents holder to obtain a license thereunder. The negotiations have so far not produced any agreement and we cannot assure you that we will be able to obtain a license on acceptable terms, if at all. Our inability to obtain a license, if needed, on commercially reasonable terms or to invalidate the claims would have a material adverse effect on our business and our future operations.

    In January 1996, we received notice from a third party that claimed that our technology infringes upon U.S. and foreign patents it owned. These patents are also currently being litigated by third parties. We are not involved in these proceedings. This company offered to license its patents to us. We are currently obtaining information needed to investigate the merits of this claim. While we believe that there is a viable argument for non-infringement, if we are not able to show non-infringement, then we would require a license from this company to commercialize our technology. We cannot assure you that we would be able to obtain a license on acceptable terms, if at all. Our inability to obtain a license, if needed, on commercially reasonable terms would have a material adverse effect on our business and our future operations.

REGULATION OF INTERNATIONAL TRANSACTIONS MAY ADVERSELY AFFECT OUR BUSINESS OVERSEAS.

    A variety of U.S. export control laws apply to our technology. We will require export licenses to export certain of our technology outside North America. We cannot assure you that we will be able to obtain licenses for our products. In addition, the regulation of electronic monitoring, transmitting payment instructions or audited usage and financial information varies from country to country. We may be subject to different statutory or regulatory controls in different foreign jurisdictions. Our technology may not be permitted in foreign jurisdictions. Violations of foreign regulations or regulation of international transactions could hurt our business.

OUR STOCK PRICE IS VOLATILE.

    The price of our Class A common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, such as:

    - quarterly variations in operating results;

    - variances of our quarterly results of operations from securities analyst estimates;

    - announcements of technological innovations, new products, acquisitions, capital commitments or strategic alliances by us or our competitors;

    - changes in financial estimates and recommendations by securities analysts;

    - the operating and stock price performance of other companies that investors may deem comparable to us; and

    - news reports relating to trends in our markets.

    In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of the companies affected by these fluctuations. These broad market fluctuations may adversely affect the market price of our Class A common stock, regardless of our operating performance. Securities class action litigation has often been instituted against companies that have experienced periods of volatility in the market price for their securities. If we were to become the target of this kind of litigation, the cost in dollars and management attention could be substantial, and the diversion of management's attention and resources could have a material adverse affect on our business.

WE MAY BE SUBJECT TO CONFLICTS OF INTEREST.

    Our Board of Directors has included, and is likely to include in the future, representatives of our strategic partners. It is possible that those corporations may be competing against us or each other, directly or indirectly. A director who also represents another company may voluntarily abstain from voting on matters where there could be conflicts of interest. Even if such a director does abstain, his presence on the Board could affect the process or the results of the Board's deliberations. We have adopted no policies or procedures to reduce or avoid such conflicts. If such conflicts of interest arise, they may have a materially adverse effect on our business.

DISPROPORTIONATE VOTING RIGHTS MAY AFFECT OUR STOCK PRICE.

    Our common stock is divided into two classes, Class A common stock and Class B common stock. Each class has different voting rights. Voting rights of Class B common stock permit the holders of Class B common stock to block mergers or similar transactions that are not approved by our Board of Directors and other transactions submitted to stockholders if any person has acquired more than 20% of our outstanding Series A common stock. The disproportionate voting power enjoyed by the Class B common stock holders when voting on questions of control may dissuade a potential merger partner or acquirer, even if the majority of the Class A common stock holders wanted the merger or acquisition to occur, and could depress the market price of the Common Stock.

GOVERNMENTAL REGULATION MAY SLOW OUR GROWTH AND DECREASE OUR PROFITABILITY.

    There are currently few laws or regulations that apply directly to the Internet. Because our business is dependent in significant respect on the Internet the adoption of new local, state, national or international laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for our products and services and increase our costs or otherwise have a material adverse effect on our business.

    Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject us to additional state sales, use and income taxes.

OUR ANTI-TAKEOVER PROVISIONS MAY DISCOURAGE FUTURE ACQUISITIONS AND DEPRESS OUR STOCK PRICE.

    In addition to the anti-takeover effect of the voting rights granted to the holders of Class B common stock, a change of control may be delayed, deferred or prevented by certain provisions of our charter documents, as well as the Board's ability to issue shares of preferred stock without further vote or action by the stockholders. In addition, Delaware law restricts certain business combinations with any "interested stockholder", as defined. This statute may delay, defer, or prevent a change in control of our company. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors. Certain of these provisions may discourage a future acquisition not approved by our Board in which you might receive an attractive value for your shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. All of these factors may depress the market price of our Class A common stock.

OUR DIVIDEND POLICIES MAY DEPRESS OUR STOCK PRICE.

    We have never declared or paid any cash dividends on our common stock. We currently anticipate retaining all future cash earnings, if any, to fund the development and growth of our business and we do not anticipate paying dividends on our common stock for the foreseeable future.

                                USE OF PROCEEDS

    The selling stockholders will receive all of the net proceeds from sales of the Class A common stock sold pursuant to this prospectus.

                            SELLING SECURITY HOLDERS

    An aggregate of 3,600,800 shares of Class A common stock are being registered in this offering for the account of the selling stockholders. All of these shares were originally issued in connection with our private placement that was completed on March 8, 2000. We granted registration rights with respect to these shares. We agreed to bear expenses, other than fees and expenses of counsel to the selling stockholders, in connection with the registration and sale of these shares. See "Plan of Distribution."

    The following table sets forth the names of the selling stockholders, the number of shares of Class A common stock each of the selling stockholders beneficially owns, the number of shares which may be offered for resale pursuant to this prospectus, and the number of shares that will be owned by each selling stockholders after the completion of this offering.

    As of March 23, 2000, there were 43,924,851 shares of Class A common stock outstanding. The shares offered by this prospectus may be offered from time to time, in whole or in part, by the selling stockholders or their transferees. No selling stockholders has held any position nor had any material relationship with us or our affiliates during the past three years, except where noted.

    The information included below is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their shares, we cannot provide a definitive estimate as to the number of shares that the selling stockholders will hold after the offering.

    Beneficial ownership is calculated in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person, and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or become exercisable within 60 days following
March 15, 2000 are deemed outstanding ("Currently Exercisable Option/Warrant Shares"). However, these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                                                              SHARES
                                                                                           BENEFICIALLY
                                                                                          OWNED AFTER THE
                                                   SHARES BENEFICIALLY                       OFFERING
                                                       OWNED PRIOR       SHARES BEING   -------------------
SELLING SECURITY HOLDER                              TO THE OFFERING       OFFERED       NUMBER    PERCENT
-----------------------                            -------------------   ------------   --------   --------
Alliance Health Care.............................           6,500              6,500       0          0%
American Master Fund "Hilspen Series"............          17,100             17,100       0          0%
Anegada Fund Ltd.................................           3,000              3,000       0          0%
Baystar Capital, LP..............................         150,000            150,000       0          0%
Baystar International............................          50,000             50,000       0          0%
Ben Joseph Partners..............................          20,000             20,000       0          0%
Burrowes, Paul J.................................           5,000              5,000       0          0%
Cascade Capital Partners LP......................          93,600             93,600       0          0%
East Peak Partners Partners LP...................          90,000             90,000       0          0%
EDJ Limited......................................          10,000             10,000       0          0%
Fidelity National Title Insurance Co. NY.........          40,000             40,000       0          0%
Gauld, Stuart G..................................          10,000             10,000       0          0%
Gruber & McBaine Intl............................          10,000             10,000       0          0%

                                                                                              SHARES
                                                                                           BENEFICIALLY
                                                                                          OWNED AFTER THE
                                                   SHARES BENEFICIALLY                       OFFERING
                                                       OWNED PRIOR       SHARES BEING   -------------------
SELLING SECURITY HOLDER                              TO THE OFFERING       OFFERED       NUMBER    PERCENT
-----------------------                            -------------------   ------------   --------   --------
Gruber, Jon D....................................          10,000             10,000       0          0%
Gryphon Offshore Fund............................          18,240             18,240       0          0%
Hare Investment Fund.............................          20,800             20,800       0          0%
Hilspen Capital Partners.........................           8,800              8,800       0          0%
Hilspen Capital Partners II......................          49,100             49,100       0          0%
Hollis Capital Partners..........................          50,000             50,000       0          0%
Jackson Square Partners LP.......................          70,000             70,000       0          0%
Job & Co.........................................           8,160              8,160       0          0%
Kent Williams Investment Assoc. Employee
  Pension Plan...................................          20,000             20,000       0          0%
Lagunitas Partners LP............................          30,000             30,000       0          0%
Martin, Loy......................................           7,000              7,000       0          0%
Medical Education & Consulting Inc. Money
  Purchase Pen & Profit Shg......................          20,000             20,000       0          0%
Porter Partners, LP..............................          50,000             50,000       0          0%
Small Cap Fund...................................          13,500             13,500       0          0%
Tonga Patners, LP................................          22,000             22,000       0          0%
Ultra Whitney Ltd................................           8,100              8,100       0          0%
Whitney Partners, LP.............................          26,900             26,900       0          0%
Rosenbach, Gary..................................          25,000             25,000       0          0%
Foxhound Fund LP.................................          75,000             75,000       0          0%
Marcuard Cook & CIE SA...........................          30,000             30,000       0          0%
Metzler Investment GmbH..........................         350,000            350,000       0          0%
Resonance Limited................................          88,000             88,000       0          0%
Veritas SG Investment Trust GMBH.................         125,000            125,000       0          0%
Kamin, Anthony...................................          10,000             10,000       0          0%
Ram Trading, Ltd.................................         150,000            150,000       0          0%
Covington Partners...............................          20,000             20,000       0          0%
Brookside Capital Partner Fund...................       1,000,000          1,000,000       0          0%
Essex Performance Fund Ltd.......................          56,468             56,468       0          0%
Farrell Distributing Corp. Pension Fund..........           8,000              8,000       0          0%
Green Century Balanced Fund......................          25,000             25,000       0          0%
Jessie Smith Noyes Foundation....................          17,000             17,000       0          0%
New Discovery Fund Ltd...........................          23,532             23,532       0          0%
Balestra Capital Partners, L.P...................          20,000             20,000       0          0%
Island Asset Fund LP.............................          10,000             10,000       0          0%
Island Capital Offshore Fd Ltd...................          10,000             10,000       0          0%
Jeffrey Thorp IRA................................          10,000             10,000       0          0%
Jeffrey Thorp IRA Rollover.......................          20,000             20,000       0          0%
Narragansett I LP................................          19,980             19,980       0          0%
Narragansett Offshore Ltd........................           7,020              7,020       0          0%
Nordlicht, Jules.................................          88,000             88,000       0          0%
Orbitex Growth Fund..............................          15,000             15,000       0          0%
Singer, Rich H...................................          15,000             15,000       0          0%
Special Situations Cayman Fund LP................          12,500             12,500       0          0%
Special Situations Fund III LP...................          37,500             37,500       0          0%
TCMP3 Partners...................................          25,000             25,000       0          0%

                                                                                              SHARES
                                                                                           BENEFICIALLY
                                                                                          OWNED AFTER THE
                                                   SHARES BENEFICIALLY                       OFFERING
                                                       OWNED PRIOR       SHARES BEING   -------------------
SELLING SECURITY HOLDER                              TO THE OFFERING       OFFERED       NUMBER    PERCENT
-----------------------                            -------------------   ------------   --------   --------
Trellus Partners, LP.............................          25,000             25,000       0          0%
Clarion Capital Corporation......................          15,000             15,000       0          0%
Clarion Offshore Fund Ltd........................           5,000              5,000       0          0%
Clarion Partners, L.P............................          20,000             20,000       0          0%
Lancaster Investment Partners....................         100,000            100,000       0          0%
RGC International Investors, LDC.................          75,000             75,000       0          0%
Zeke LP..........................................          30,000             30,000       0          0%
Apogee Fund, L.P.................................         100,000            100,000       0          0%

                              PLAN OF DISTRIBUTION

    We are registering the shares of Class A common stock offered in this prospectus on behalf of the selling stockholders. As used in this prospectus, the term selling stockholder includes pledgees, donees, transferees or other successors-in-interest selling shares received from a selling stockholder as a gift, partnership or liquidating distribution or other non-sale related transfer after the date of this prospectus. We will pay all expenses of registration of the shares offered, except for taxes or underwriting fees, discounts, selling commissions and legal fees of selling stockholders. Each selling stockholder will pay any brokerage commissions and similar selling expenses attributable to the sale of the shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

    The selling stockholders may sell the shares from time to time in one or more types of transactions, including block transactions, on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares, or a combination of these methods of sale. The selling stockholders may sell their shares at market prices prevailing at the time of sale, or at negotiated prices.

    The selling stockholders may use brokers or dealers to sell their shares. As of the date of this prospectus, we have not been advised by any selling stockholders that he, she or it has made any arrangements as to the distribution of shares covered by this prospectus.

    The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom broker-dealers may act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions.

    The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" as the term is defined in Section 2(11) of the Securities Act of 1933. Consequently, any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

    Because the selling stockholders may be deemed to be "underwriters" as defined in Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended.

    A selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that he, she or it meets the criteria and conforms to the requirements of that Rule.

    Upon being notified by a selling stockholder that he, she or it has entered into any material arrangement with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, regarding the plan of distribution.

    We have agreed to indemnify certain of the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933, or to contribute to payments which these selling stockholders may be required to make in respect hereof. These selling stockholders have agreed to indemnify us against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for Wave Systems by Bingham Dana LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Wave Systems Corp. and Subsidiaries (a development stage corporation) as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 and for the period February 12, 1998 (inception) to December 31, 1999, have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the periodic filing requirements of the Securities Exchange Act of 1934. Further to our obligations under the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission. These reports, proxy and information statements and other information may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials also can be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Securities and Exchange Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission (including Wave systems). The address of this site is http://www.sec.gov.

    We have filed a registration statement on Form S-3 with the Securities and Exchange Commission to register under the Securities Act of 1933 the securities that this prospectus offers. In accordance with the rules and regulations of the Securities and Exchange Commission, portions of the registration statement have been omitted from this prospectus. Therefore, this prospectus contains only some of the information in the registration statement. If you would like more information about Wave Systems and the securities this prospectus offers, please refer to the registration statement, which is on file at the offices of the Commission. You may obtain copies of these documents upon payment of the fee, or you may examine them without charge at the offices or via the Web site. When we discuss other documents in this prospectus, we may not provide all of the information about or contained in those other documents. You should not rely upon this prospectus to provide a complete discussion of the contents of other documents. You should refer to those other documents yourself. Whenever we discuss the contents of other documents, we qualify our statements in all respects by reference to the applicable documents on file with the Commission.

    In addition to historical information, this prospectus and the registration statement contain forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. These statements and projections about the future involve risks and uncertainties. As a result, we may not be able to accurately predict the future and our actual results may turn out to be materially different from what we anticipate and discuss in this prospectus. In addition, we operate in an industry segment where securities prices may fluctuate dramatically and may be influenced by regulatory and other factors beyond our control. We discuss some of the factors which we believe to be important in the cautionary statements that accompany the forward-looking statements and in the risk factors section of this prospectus, as well as in the risk factors detailed in the other filings we have made with the Securities and Exchange Commission during the past 12 months. Whenever you assess a forward-looking statement in this prospectus, we urge you to read carefully all of the risk factors and cautionary statements in this prospectus, as well as those in our other filings with the Securities and Exchange Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to incorporate into this prospectus information we file with the SEC in other documents. The information incorporated by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock that are part of this offering have been sold. The documents we have incorporated by reference are:

    - our 1999 Annual Report on Form 10-K, and

    - the description of our common stock contained in our Registration Statement on Form 8-A.

    You may request a copy of these filings at no cost by writing or telephoning Wave Systems Corp., 480 Pleasant Street, Lee, Massachusetts 01238,
(413) 243-1600.